AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

24 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 July 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed corporate and debt restructuring exercise for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 19/07/2002 06:24:45 PM
Reference No MM-020719-90F4D

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Mr Tan Kong Han**
* Designation	:	**Senior General Manager - Corporate Finance**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE

* **Contents :-**

Quote

1. On 12 July 2002, LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") jointly announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises of the Lion Group ("Proposed GWRS") that require the SC's approval as proposed by the Lion Group subject to certain revisions and conditions as set out in the aforesaid announcement.

2. Further to the aforesaid announcement, the Board of Directors of LCB, LLB, ACB and AMB have noted that the theoretical market prices of the shares of the respective public listed companies ("PLCs") (calculated based on the weighted average market prices of the respective PLC shares for the 5 days up to 16 July 2002 and after adjusting for the proposed capital reconstruction for the respective PLC), are below the par value of the respective PLC shares (including that of ACB after its proposed capital reconstruction of RM1.00). Accordingly, the Board of Directors of LCB, LLB, ACB and AMB have resolved to fix the issue price of the new PLC shares to be issued by the respective PLCs pursuant to the Proposed GWRS at RM1.00 per share, save for the transactions set out in paragraph 3 below.

3. In compliance with the SC's condition disclosed in the aforesaid announcement, the issue price of the following new PLC shares to be issued by the respective PLCs has however been fixed at RM1.05 per share (at a 5% premium over the par value of the respective PLC shares):

   3.1 the new LCB shares to be issued in settlement of the purchase considerations for the proposed acquisition of all ACB shares from parties deemed connected to Tan Sri William Cheng Heng Jem ("TSWC") and Datuk Cheng Yong Kim ("DAC"); and

3.2 the new AMB shares to be issued in part settlement of the purchase consideration of RM189.85 million for the proposed acquisition of 74.25% equity interest in Silverstone Berhad from Umatrac Enterprises Sdn Bhd ("Umatrac"), Posim Berhad, ACB, LCB, Limpahjaya Sdn Bhd, and parties deemed connected to DAC and TSWC.

4. Subject to the SC's approval, LCB further proposes that the issue price of the new LCB shares to be issued for the following acquisitions be fixed at RM1.00 per share, as opposed to the minimum issue price of RM1.05 per share as required by the SC *vide* its letters of approval dated 9 July 2002:

4.1 proposed acquisition of 40% equity interest in Megasteel Sdn Bhd from Akurjaya Sdn Bhd, a 70% owned subsidiary of ACB, for RM1,007.92 million; and

4.2 proposed acquisition of 50.45% equity interest in LLB from the ACB group of companies (held via ACB, Umatrac and Konming Investments Limited) for RM260.47 million.

Accordingly, the proposed issue price of the LCB shares of RM1.00 per share for the above transactions may be subject to change.

5. Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002 and 12 July 2002 for further details of the Proposed GWRS.

6. Defined term used in this Announcement shall carry the same meaning as defined in the previous announcements.

This announcement is dated 19 July 2002.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: